Exopack Holding Corp. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2009	2008	2007

(Loss) income before income taxes	(27,362)	(917)	(7,049)	(7,333)	(4,446)

Fixed charges:
Interest on debt	45,836	33,299	27,049	29,448	27,541
Amortization of deferred financing costs	3,830	3,080	1,543	1,543	1,343
Estimated interest component of rent expense	1,073	996	894	791	549
Total fixed charges	50,739	37,375	29,486	31,782	29,433

Total earnings available for fixed charges	23,377	36,458	22,437	24,449	24,987

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

N/A: Earning are inadequate to cover fixed charges by $27,362, $917, $7,409, $7,333 and $4,446 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.